GOLDEN STAR RESOURCES LTD.

Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2013

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
			(Note 24)		(Note 24)

Revenue		$118,159	$133,497	$371,762	$400,830
Cost of sales excluding depreciation and amortization	17	91,294	85,639	288,591	270,051
Depreciation and amortization		9,819	24,491	50,293	63,178
Mine operating margin		17,046	23,367	32,878	67,601

Other expenses/(income)
Exploration expense		242	428	1,517	2,117
General and administrative		4,660	4,553	16,418	16,383
Property holding costs		—	1,617	7,018	5,027
Finance expense, net	18	3,148	2,487	7,003	11,116
Other income	19	(1,356)	(63)	(632)	(22,148)
Loss/(gain) on fair value of 4% and 5% Convertible Debenture		1,182	30,055	(50,343)	32,092
Derivative mark-to-market loss		—	—	—	162
Impairment charges	21	—	—	195,920	6,972
Income/(loss) before tax		9,170	(15,710)	(144,023)	15,880
Income tax expense/(recovery)	13	4,631	3,563	(10,813)	20,515
Net income/(loss)		$4,539	$(19,273)	$(133,210)	$(4,635)
Net income/(loss) attributable to non-controlling interest		1,032	785	(15,894)	2,513
Net income/(loss) attributable to Golden Star shareholders		$3,507	$(20,058)	$(117,316)	$(7,148)

Net income/(loss) per share attributable to Golden Star shareholders
Basic and diluted	16	$0.01	$(0.08)	$(0.45)	$(0.03)
Weighted average shares outstanding (millions)		259.1	258.9	259.1	258.8
Weighted average shares outstanding-diluted (millions)		260.1	258.9	259.1	258.8

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars)
(unaudited)

	Notes	For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
			(Note 24)		(Note 24)
OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)		$4,539	$(19,273)	$(133,210)	$(4,635)
Unrealized gain/(loss) on investments, net of taxes		1,577	8,679	(7,626)	(271)
Transferred to net income/(loss), net of taxes		(1,577)	—	1,370	6,972
Comprehensive income/(loss)		4,539	(10,594)	(139,466)	2,066
Comprehensive income/(loss) attributable to non-controlling interest		1,032	785	(15,894)	2,513
Comprehensive income/(loss) attributable to Golden Star shareholders		$3,507	$(11,379)	$(123,572)	$(447)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of	As of
		September 30,	December 31,	January 1,
	Notes	2013	2012	2012
			(Note 24)	(Note 24)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$66,638	$78,884	$103,644
Accounts receivable		6,178	11,896	10,077
Inventories	6	68,018	82,980	74,140
Available for sale investments	7	—	15,034	1,416
Prepaids and other		10,136	11,266	8,522
Total Current Assets		150,970	200,060	197,799
RESTRICTED CASH		2,025	2,028	1,273
PROPERTY, PLANT AND EQUIPMENT	8	140,166	191,773	178,531
MINING PROPERTIES	8	142,233	249,827	232,075
EXPLORATION AND EVALUATION ASSETS	9	10,061	10,862	16,730
INTANGIBLE ASSETS		117	1,511	2,759
OTHER ASSETS		—	—	895
DEFERRED TAX ASSETS		235	235	—
Total Assets		$445,807	$656,296	$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	10	$97,528	$101,760	$92,088
Current portion of rehabilitation provisions	11	8,781	9,721	8,996
Current tax liability		21,622	12,393	197
Current portion of long term debt	12	7,294	6,968	128,459
Total Current Liabilities		135,225	130,842	229,740
LONG TERM DEBT	12	69,056	110,507	10,759
REHABILITATION PROVISIONS	11	50,063	53,598	54,315
DEFERRED TAX LIABILITY		—	33,172	27,575
Total Liabilities		254,344	328,119	322,389

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—	—
Common shares, without par value, unlimited shares authorized		694,906	694,652	693,899
CONTRIBUTED SURPLUS		28,802	26,304	20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME		—	6,256	1,978
DEFICIT		(503,968)	(386,652)	(393,838)
Total Golden Star Equity		219,740	340,560	322,573
NON-CONTROLLING INTEREST		(28,277)	(12,383)	(14,900)
Total Equity		191,463	328,177	307,673
Total Liabilities and Shareholders' Equity		$445,807	$656,296	$630,062

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Notes	2013	2012	2013	2012
			(Note 24)		(Note 24)
OPERATING ACTIVITIES:
Net income/(loss)		$4,539	$(19,273)	$(133,210)	$(4,635)
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		9,827	24,508	50,333	63,229
Amortization of loan acquisition costs		—	—	—	895
(Gain)/loss on sale of assets		(1,338)	18	(1,338)	(22,403)
Write-off of unsuccessful exploration costs		—	—	1,019	—
Impairment charges		—	—	195,920	6,972
Loss on extinguishment of debt		—	(14)	—	568
Share-based compensation		721	980	2,600	5,030
Deferred income tax expense	13	(84)	3,563	(33,086)	20,515
Fair value of derivatives loss		—	—	—	162
Fair value loss/(gain) on convertible debt		1,182	30,055	(50,343)	32,092
Accretion of rehabilitation provisions		148	160	444	435
Reclamation expenditures		(2,179)	(967)	(4,919)	(5,389)
Changes in working capital	23	7,331	(6,116)	34,186	(18,313)
Net cash provided by operating activities		20,147	32,914	61,606	79,158
INVESTING ACTIVITIES:
Additions to mining properties		(10,797)	(19,527)	(55,459)	(49,776)
Additions to property, plant and equipment		(12,654)	(7,996)	(24,677)	(27,616)
Additions to exploration and evaluation assets		—	(155)	(218)	(558)
Change in accounts payable and deposits on mine equipment and material		(2,800)	2,545	(10,135)	(145)
Cash used for equity investments		—	—	—	(938)
Proceeds from sale of assets		7,194	399	7,266	7,084
Net cash used in investing activities		(19,057)	(25,489)	(83,223)	(72,704)
FINANCING ACTIVITIES:
Principal payments on debt		(2,010)	(8,055)	(5,641)	(12,476)
Proceeds from debt agreements and equipment financing		14,860	1,124	14,860	8,510
Exercise of options		—	99	152	190
Net cash provided by/(used in) financing activities		12,850	(6,832)	9,371	(3,776)
Increase/(decrease) in cash and cash equivalents		13,940	593	(12,246)	2,678
Cash and cash equivalents, beginning of period		52,698	105,729	78,884	103,644
Cash and cash equivalents, end of period		$66,638	$106,322	$66,638	$106,322

(See Note 23 for supplemental cash flow information)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars)
(unaudited)

		Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at January 1, 2012	(Note 24)	258,669,487	$693,899	$20,534	$1,978	$(393,838)	$(14,900)	$307,673
Shares issued under options/DSU's		116,475	273	(1,001)	—	—	—	(728)
Bonus shares issued		165,009	308	—	—	—	—	308
Options granted net of forfeitures		—	—	5,030	—	—	—	5,030
DSU's granted		—	—	352	—	—	—	352
Unrealized loss on investments		—	—	—	(271)	—	—	(271)
Transferred to net income, net of taxes		—	—	—	6,972	—	—	6,972
Net income (loss)		—	—	—	—	(7,148)	2,513	(4,635)
Balance at September 30, 2012	(Note 24)	258,950,971	$694,480	$24,915	$8,679	$(400,986)	$(12,387)	$314,701
Shares issued under options/DSU's		64,999	172	(374)	—	—	—	(202)
Options granted net of forfeitures		—	—	1,512	—	—	—	1,512
DSU's granted		—	—	251	—	—	—	251
Unrealized loss on investments		—	—	—	(2,423)	—	—	(2,423)
Net income		—	—	—	—	14,334	4	14,338
Balance at December 31, 2012	(Note 24)	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,383)	$328,177
Shares issued under options		90,000	254	(102)	—	—	—	152
Options granted net of forfeitures		—	—	2,047	—	—	—	2,047
DSU's granted		—	—	553	—	—	—	553
Unrealized loss on investments		—	—	—	(7,626)	—	—	(7,626)
Transferred to net loss, net of taxes		—	—	—	1,370	—	—	1,370
Net loss		—	—	—	—	(117,316)	(15,894)	(133,210)
Balance at September 30, 2013		259,105,970	$694,906	$28,802	$—	$(503,968)	$(28,277)	$191,463
There were no treasury shares held as of September 30, 2013, December 31, 2012, September 30, 2012 or January 1, 2012.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013
(All currency amounts in tables and text are in thousands of U.S. Dollars unless noted otherwise)
(unaudited)

1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange ("the TSX") under the symbol GSC, the New York Stock Exchange ("the NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Father Brown open pit gold mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited. we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standards ("IAS") 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards (collectively "IFRS"), using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2013. The Company has consistently applied the same accounting policies throughout all periods presented as if these policies had always been in effect.
Subject to certain transition elections disclosed in Note 24, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet position at January 1, 2012 and throughout all periods presented, as if these policies had always been in effect. The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of October 31, 2013, the date that the Board of Directors approved these statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2013 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.
The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for the year ended December 31, 2012, and the Company's interim financial statements for the quarter ended June 30, 2013 prepared in accordance with IFRS applicable to interim financial statements.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the parent company using consistent accounting policies. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments at fair value through profit or loss and available-for-sale securities, which are measured at fair value.

3. SUMMARY OF ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS
Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.
INVENTORIES
Inventory classifications include “stockpiled ore,” “in-process inventory,” “finished goods inventory” and “materials and supplies”. The stated value of all production inventories include direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.
Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars that have been poured but not yet shipped from the mine site. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Material and supply inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
EXPLORATION AND EVALUATION ASSETS
The initial acquisition costs of exploration and mining properties are capitalized.
Exploration and evaluation costs relating to mineral interests are charged to earnings in the year which they are incurred. When it is determined that a mining property has the reserve potential to be economical, subsequent exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. These expenditures include such costs as materials used, surveying costs, drilling costs, consulting fees, payments made to contractors and depreciation on plant and equipment. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.
The Company assesses exploration and evaluation costs for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.
When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation costs in respect of that project are deemed to be impaired and the exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off.
Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as mining properties. Exploration and evaluation costs are also tested for impairment before the assets are transferred to mining properties.
After proven and probable reserves have been established, subsequent exploration and development costs are capitalized until such time as a property is in commercial production. Once commercial production is reached, accumulated capitalized acquisition, exploration and development costs become subject to amortization on a units-of-production basis when metal production begins.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.
The residual values, useful lives and method of depreciation/amortization of property, plant and equipment are reviewed at each reporting period end, and adjusted prospectively if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net in the consolidated statement of operations.
MINING PROPERTIES
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets typically have an estimated life equal to or greater than the estimated life of an ore reserves and are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
BETTERMENT STRIPPING (WASTE REMOVAL) COSTS
As part of its operations, the Company incurs stripping (waste removal) costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are capitalized as part of mining properties.
Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to the ore to be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to the ore to be mined in the future, the costs are recognized as a stripping activity asset (a non-current asset) if improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs associated with improving the access can be reliably measured. If these criteria are not met the cost is expensed to the consolidated statement of operations as incurred.
The betterment stripping asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body that became more accessible as a result of the betterment stripping activity.
INTANGIBLE ASSETS
Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives. Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights.
The intangible asset represents a right to receive, from the Ghana national grid, an amount of electric power equal to one fourth of a particular plant's power output over and above any rationing limit that might be imposed in the future by the Ghana national power authority. The intangible asset is being amortized over five years ending in 2014.

BORROWING COSTS
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.
IMPAIRMENT OF LONG-LIVED ASSETS
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost to sell and the asset's value in use. If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not reflected in the estimates of future cash flows that have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
Fair value less costs to sell is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, equipment failures, and collapse of pit walls could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.
REHABILITATION PROVISIONS
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred, and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.
PROPERTY HOLDING COST
Property holding costs are costs incurred to retain and maintain properties. Such costs are expensed in the period incurred.
FOREIGN CURRENCY TRANSACTIONS
The individual financial statements of the subsidiaries are presented in the currency of the primary economic environment in which the entity operates. The Company's presentation currency of its condensed interim consolidated financial statements is the U.S. dollar as it is the functional currency of its operations.

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net earnings, except those arising on the translation of available-for-sale investments that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
INCOME TAXES
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period. Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.
NET INCOME/(LOSS) PER SHARE
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options and warrants, and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic income per share.
REVENUE RECOGNITION
Revenue from the sale of metal is recognized when the significant risks and rewards of ownership have passed to the purchaser. This occurs when the amount of revenue can be measured reliably, the metal has been delivered, title has passed to the buyer and it is probable that the economic benefits associated with the transaction will flow to the entity. All of our gold is transported to a South African gold refiner who locates a buyer and arranges for sale of our gold on the same day that the gold is shipped from the mine site. The sales price is based on the London P.M. fix on the day of shipment. Title and risk of ownership pass to the buyer on the day doré is shipped from the mine sites.
SHARE-BASED COMPENSATION
Under the Company's Third Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the Consolidated Statements of Operations, with a corresponding increase recorded in the Contributed Surplus account in the Consolidated Balance Sheets. The expense is based on the fair values of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.
Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the Consolidated Statements of Operations with a corresponding increase recorded in the Contributed Surplus account in the Consolidated Balance Sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares of a combination thereof.
The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives and directors. These awards are settled in cash equal to the Company's stock price less the strike price on the grant date. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.

LEASES
Leases that transfer substantially all of the benefits and risks of ownership to the Company are recorded as capital leases and classified as property, plant and equipment with a corresponding amount recorded with current and long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.
FINANCIAL INSTRUMENTS
The Company recognizes all financial assets initially at fair value and classifies them into one of the following three categories: fair value through profit or loss ("FVTPL"), available-for-sale ("AFS") or loans and receivables, as appropriate. The Company has not classified any of its financial assets as held to maturity.
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as designated as hedging instruments in an effective hedge.
Investments
Equity security investments are accounted for as AFS investments, with changes in the fair value of available for sale investments are charged or credited to other comprehensive income until the investment is realized.
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an AFS financial asset is calculated by reference to its fair value. In the case of equity securities classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for AFS financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the statement of operations.
All impairment losses are recognized in profit or loss. Impairment losses recognized for equity securities are not reversed.
Convertible debentures
The Company's convertible debentures are considered financial instruments at FVTPL. The convertible debentures contain embedded derivatives that significantly modify the cash flows that otherwise would be required by the contract. The convertible debentures are recorded at fair value determined based on unadjusted quoted prices in active markets when available, otherwise by valuing the embedded derivative conversion feature and the debt component separately. The conversion feature is valued using a Black-Scholes model and the value of the debt is determined based on the present value of the future cash flows. Changes in fair value are recorded in the consolidated statement of operations. Upfront costs and fees related to the convertible debentures were recognized in the statement of operations as incurred and not deferred.
Derivatives
At various times we utilize foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. We do not employ derivative financial instruments for trading purposes or for speculative purposes. Our derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the Consolidated Statement of Operations.
OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income/(loss) ("OCI") consists of unrealized gains/(losses) on AFS investments. Unrealized gains or losses on securities are net of any reclassification adjustments for realized gains or losses included in net income/(loss) or impairments to the investment which are considered permanent.
STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of this interpretation.

IAS 32 Financial instruments: presentation was amended to address inconsistencies in current practice when applying the offsetting criteria in IAS 32. Under this amendment, the meaning of "currently has a legally enforceable right of set-off" was clarified as well as providing clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a significant impact on the Company.
IFRS 9 Financial instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The Company is still assessing the impact of this standard.
The IASB has amended IAS 36 to remove the requirement to disclose recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. The amendment requires additional disclosure of the recoverable amount of an asset or CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
EXPLORATION AND EVALUATION EXPENDITURE
The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment in determining whether is likely that future economic benefits will flow to the Company. If, after exploration and evaluation expenditure is capitalized, information becomes available indicating that the recovery of the carrying amount of an exploration and evaluation asset is unlikely the Company writes off the amount capitalized in the period the new information becomes available.
MINERAL RESERVES
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets.
DEFERRED STRIPPING (WASTE REMOVAL) COSTS
Significant judgment is required to distinguish between development stripping, production stripping which relates to extraction of inventory and production stripping which relates to the creation of a betterment stripping and stripping activity asset. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the ore bodies in each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.

Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and betterment stripping for each component. The Company considers the ratio of the expected volume of ore to be mined for a specific component of the ore body to be the most suitable production measure.
UNITS OF PRODUCTION DEPRECIATION
The mineral properties and a large portion of the property, plant and equipment is depleted/depreciated using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists that it is probable the non-reserve material will be produced. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.
CARRYING VALUE OF ASSETS AND IMPAIRMENT CHARGES
The Company undertakes a review of each asset and cash generating unit ("CGU") at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of the fair value less cost to sell and value in use. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
REHABILITATION PROVISIONS
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
INVENTORY VALUATION
All of our inventories are recorded at the lower of average cost or net realizable value ("NRV"). The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured using estimates such as the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Timing and recovery of stockpiled ore can vary significantly from the estimates.
FAIR VALUE HIERARCHY
If the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, then fair value is determined using valuation techniques such as discounted cash flow models. The inputs to these models are taken from observable markets where possible, but if this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
INCOME TAXES
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these reserves in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities.

If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized if we have assessed that it is more likely than not that the benefits will be realized in future periods. This assessment is based on our estimates of the future taxable earnings generated by our operations.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2013 and December 31, 2012:

		September 30, 2013		December 31, 2012
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Assets
Available for sale investments	1	$—	$—	$15,034	$15,034

Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$48,931	$48,931	$99,275	$99,275

There were no non-recurring fair value measurements of financial instruments as at September 30, 2013.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended September 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:
Available for sale investments - The fair value of available for sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange for the principal active market for the security.
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the NYSE MKT for a historical period equal to the remaining life of the Convertible Debentures. Investors trading in these instrument would normally cap the volatility used in the Black-Scholes model. To be consistent, we cap the weekly volatility in our calculation at 40%. Inputs used to determine the fair value on September 30, 2013 and December 31, 2012 were as follows:

	September 30, 2013	December 31, 2012
5% Convertible Debentures
Risk free interest rate	1.0%	0.7%
Risk premium	17.8%	7.9%
Volatility	40.0%	40.0%
Remaining life (years)	3.7	4.4
The following table presents the changes in the Level 3 investments for the three and nine months ended September 30, 2013:

Fair value
Balance, January 1, 2013	$99,275
Gain in the period included through earnings	51,526
Balance, June 30, 2013	$47,749
Loss in the period included through earnings	(1,182)
Balance, September 30, 2013	$48,931
If the risk premium increases by 10%, the fair value of the 5% Convertible Debentures and the related gain in the consolidated statement of operations would increase by $13.5 million. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
The carrying values of certain financial instruments maturing in the short-term approximate their fair values. These financial instruments include cash and cash equivalents, accounts receivable, which are classified as loans and receivables, and accounts payable and the equipment financing credit facility which are classified as amortized cost.
Fair value considerations under Level 3 criteria were also used in the Company's evaluation of previous impairment charges (see Note 21 - Impairment charges).
6. INVENTORIES
Inventories include the following components:

	As of	As of	As of
	September 30,	December 31,	January 1,
	2013	2012	2012
Stockpiled ore	$12,199	$27,297	$16,648
In-process	8,633	6,693	8,880
Materials and supplies	47,186	43,549	48,612
Finished goods	—	5,441	—
Total	$68,018	$82,980	$74,140
The cost of inventories expensed for the three and nine months ended September 30, 2013 was $85.4 million and $270.0 million. For the comparable periods in 2012, the amounts were $79.0 million and $250.0 million respectively.
The net realizable value inventory write-down for the three and nine months ended September 30, 2013 was nil and $8.7 million respectively, and nil and $0.2 million respectively, for the comparable periods in 2012.

7. AVAILABLE FOR SALE INVESTMENTS
The following table presents changes in available for sale investments:

	For the nine months ended		For the year ended
	September 30, 2013		December 31, 2012
	Fair Value	Shares	Fair Value	Shares
Balance at beginning of period	$15,034	24,521,101	$1,416	2,000,000
Acquisitions	—	—	17,117	23,676,301
Dispositions	(7,169)	(24,521,101)	(805)	(1,155,200)
Unrealized (loss)/gain through OCI	(6,256)	—	4,278	—
Gain recognized in profit and loss	1,338	—	—	—
Impairment charges	(2,947)	—	(6,972)	—
Balance at end of period	$—	—	$15,034	24,521,101
During the quarter ended September 30, 2013, the Company completed the sale of its 24,521,101 shares of True Gold Mining Inc. ("TGM") for net proceeds of $7.2 million. A gain on disposal of $1.3 million was recognized in the three months ended September 30, 2013.
8. PROPERTY, PLANT AND EQUIPMENT AND MINING PROPERTIES
The following table shows the breakdown of the cost, accumulated depreciation and net book value of property plant and equipment and mining properties:

	Property, plant and equipment	Mining properties	Total
Cost
As of January 1, 2012	$400,232	$532,302	$932,534
Additions	40,569	82,109	122,678
Disposals and other	(6,914)	—	(6,914)
As of December 31, 2012	$433,887	$614,411	$1,048,298
Additions	24,716	55,459	80,175
Disposals and other	(39)	—	(39)
As of September 30, 2013	$458,564	$669,870	$1,128,434

Accumulated depreciation
As of January 1, 2012	$221,701	$300,227	$521,928
Depreciation and amortization	26,581	64,357	90,938
Disposals and other	(6,168)	—	(6,168)
As of December 31, 2012	$242,114	$364,584	$606,698
Depreciation and amortization	20,522	26,228	46,750
Impairment charges (Note 21)	55,762	136,825	192,587
As of September 30, 2013	$318,398	$527,637	$846,035

Carrying amount
As of January 1, 2012	$178,531	$232,075	$410,606
As of December 31, 2012	$191,773	$249,827	$441,600
As of September 30, 2013	$140,166	$142,233	$282,399
As at September 30, 2013, equipment under finance leases had net carrying amounts of $5.1 million. The total minimum lease payments are disclosed in Note 12.

There was no interest capitalized to property, plant and equipment and mining properties in the periods shown above.
As at September 30, 2013, there was $10.5 million (December 31, 2012 - $36.4 million; January 1, 2012 - $34.3 million) of construction in progress in property, plant and equipment for which depreciation has not been taken. As at September 30, 2013, there was $77.6 million (December 31, 2012 - $58.5 million; January 1, 2012 - $19.4 million) of construction in progress in mining properties for which depreciation has not been taken.
9. EXPLORATION AND EVALUATION ASSETS
The following table presents changes in exploration and evaluation assets:

Cost	Exploration and Evaluation Assets
As of January 1, 2012	$16,730
Exploration and evaluation costs	717
Sale of exploration property	(1,422)
Write-off of unsuccessful exploration costs	(5,163)
As of December 31, 2012	$10,862
Exploration expenditures incurred	218
Write-off of unsuccessful exploration costs	(1,019)
As of September 30, 2013	$10,061
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of	As of
	September 30,	December 31,	January 1,
	2013	2012	2012
Trade and other payables	$47,805	$36,314	$40,708
Accrued liabilities	42,669	60,215	47,913
Payroll related liabilities	7,054	5,231	3,467
Total	$97,528	$101,760	$92,088

11. REHABILITATION PROVISIONS
At September 30, 2013, the total undiscounted amount of the estimated future cash needs was estimated to be $68.5 million. A discount rate of 2% was used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2013	2012
Beginning balance	$63,319	$63,311
Accretion of rehabilitation provisions	444	593
Changes in estimates	—	5,618
Cost of reclamation work performed	(4,919)	(6,203)
Balance at the end of the period	$58,844	$63,319

Current portion	$8,781	$9,721
Long term portion	$50,063	$53,598
Total	$58,844	$63,319

12. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of	As of
	September 30,	December 31,	January 1,
	2013	2012	2012
Current debt:
Equipment financing credit facility	$5,789	$6,968	$7,036
Ecobank Loan	863	—	—
Finance leases	642	—	224
4% Convertible Debentures at fair value	—	—	121,199
Total current debt	$7,294	$6,968	$128,459
Long term debt:
Equipment financing credit facility	$9,186	$11,232	$10,759
Ecobank Loan	7,928	—	—
Finance leases	3,011	—	—
5% Convertible Debentures at fair value (see Note 5)	48,931	99,275	—
Total long term debt	$69,056	$110,507	$10,759
During the quarter, the Company's subsidiary GSWL closed a $50 million secured Medium Term Loan Facility with Ecobank Ghana Limited ("Ecobank Loan") and had subsequently drawn down $10 million of the facility. The loan has a term of 60 months from the date of initial drawing and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR + 9% per annum, payable monthly in arrears. Principal amounts are payable quarterly in arrears. Interest and principal payments commence six months following the first drawdown.
The Company also entered into equipment financing leases for a period of 60 month lease terms with an implicit interest rate of 6.9%.
Schedule of payments on outstanding debt as of September 30, 2013:

	Three months
	2013	2014	2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$1,584	$5,218	$4,317	$2,761	$931	$164	2013 to 2017
Interest	280	731	417	180	34	4

Ecobank Loan
Principal	—	1,667	2,222	2,222	2,222	1,667	2018
Interest	—	1,137	704	497	287	78

Finance leases
Principal	157	655	702	752	806	581	2018
Interest	62	222	175	125	72	16

5% Convertible Debentures
Principal	—	—	—	—	77,490	—	June 1, 2017
Interest	1,938	3,875	3,875	3,875	1,937	—
Total	$4,021	$13,505	$12,412	$10,412	$83,779	$2,510

13. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Current expense:
Canada	$—	$—	$—	$—
Foreign	4,715	—	22,273	—
Deferred tax (recovery)/expense:
Canada	—	—	—	—
Foreign	(84)	3,563	(33,086)	20,515
Tax expense/(recovery)	$4,631	$3,563	$(10,813)	$20,515
14. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $7.4 million, all of which are expected to be incurred within the next three months.
15. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations, with respect to our non-cash employee compensation plans are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Share-based compensation	$721	$980	$2,600	$5,030
Share Options
The fair value of our option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2013 and 2012 were based on the assumptions noted in the following table:

	For the nine months ended September 30,
	2013	2012
Expected volatility	57.61 to 66.32%	57.11 to 87.50%
Risk-free interest rate	0.15 to 0.70%	0.36 to 1.91%
Expected lives	2.8 to 8.5 years	2.8 to 8.1 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the nine months ended September 30, 2013 was $0.82 (nine months ended September 30, 2012 - $1.03). As at September 30, 2013, there was $1.3 million of share-based compensation expense (September 30, 2012 - $1.7 million) to be recorded in future periods.

A summary of option activity under the Plan during the periods ended September 30, 2012, December 31, 2012 and September 30, 2013, are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)		Weighted– Average Remaining Contractual Term (Years)
Outstanding as of January 1, 2012	8,539	3.18		7.0
Granted	5,054	1.97		5.9
Exercised	(138)	1.36		2.6
Forfeited	(962)	2.89		6.6
Expired	(1)	1.16		—
Outstanding as of September 30, 2012	12,492	2.73		6.4
Granted	110	1.97		4.8
Exercised	(65)	1.63		5.6
Forfeited	(201)	2.02		4.1
Outstanding as of December 31, 2012	12,336	2.74		6.2
Granted	2,694	1.71		5.7
Exercised	(90)	1.70		5.4
Forfeited	(1,297)	2.87		3.9
Expired	(414)	4.11		—
Outstanding as of September 30, 2013	13,229	2.49	6	5.7

Exercisable as of September 30, 2012	8,057	3.00		5.9
Exercisable as of December 31, 2012	7,920	3.04		5.7
Exercisable as of September 30, 2013	9,410	2.70		5.6
Deferred Share Units
For the three and nine months ended September 30, 2013, deferred share units ("DSU's") that were granted vested immediately and a compensation expense of $0.2 million and $0.6 million, respectively, was recognized for these grants (three and nine months ended September 30, 2012 - $0.1 million and $0.4 million, respectively). As of September 30, 2013, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the nine months ended September 30, 2013 and 2012:

	For the nine months ended September 30,
	2013	2012
Number of DSUs, beginning of period	388,059	22,147
Grants	633,487	296,381
Exercises	—	(29,010)
Number of DSUs, end of period	1,021,546	289,518
Share Appreciation Rights
As of September 30, 2013, there was approximately $2.2 million (September 30, 2012 - $1.5 million) of total unrecognized compensation cost related to unvested share appreciation rights ("SARs"). For the three and nine months ended September 30, 2013, the Company recognized approximately nil and $0.2 million respectively, of compensation expense recovery related to these cash based awards (three and nine months ended September 30, 2012 - $0.3 million and $0.4 million, respectively).

A summary of the SARs activity during the nine months ended September 30, 2013 and 2012:

	For the nine months ended September 30,
	2013	2012
Number of SARs, beginning of period ('000)	1,079	—
Grants	2,090	1,543
Forfeited	(142)	—
Number of SARs, end of period ('000)	3,027	1,543
16. EARNINGS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Net income/(loss) attributable to Golden Star shareholders	$3,507	$(20,058)	$(117,316)	$(7,148)

Weighted average number of shares (millions)	259.1	258.9	259.1	258.8
Dilutive securities:
Options	—	—	—	—
Deferred stock units	1.0	—	—	—
Convertible Debentures	—	—	—	—
Weighted average number of diluted shares (millions)	260.1	258.9	259.1	258.8

Net income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.01	$(0.08)	$(0.45)	$(0.03)
Diluted	$0.01	$(0.08)	$(0.45)	$(0.03)
17. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Mine operating expenses	$82,535	$83,556	$254,157	$259,518
Operating costs from/(to) metal inventory	2,845	(4,600)	15,826	(9,535)
Royalties	5,914	6,683	18,608	20,068
	$91,294	$85,639	$288,591	$270,051
18. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Interest income	$(7)	$(22)	$(26)	$(44)
Interest expense	1,176	2,067	3,856	8,563
Net foreign exchange loss	1,831	282	2,729	2,162
Accretion of rehabilitation provision	148	160	444	435
	$3,148	$2,487	$7,003	$11,116

19. OTHER EXPENSE/(INCOME)
Other income and expense includes the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
(Gain)/loss on sale of assets	$(1,315)	$18	$(297)	$(22,403)
Loss on extinguishment of debt	—	(14)	—	568
Other income	(41)	(67)	(335)	(313)
	$(1,356)	$(63)	$(632)	$(22,148)
20. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and nine months ended September 30, 2013 and 2012.
Key Management Personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Salaries, wages, and other benefits	$489	$576	$1,536	$1,820
Severances and bonus	430	—	2,125	755
Share-based compensation	276	249	1,405	2,399
	$1,195	$825	$5,066	$4,974
21. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges for the three and nine months ended September 30, 2013 and 2012, respectively:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Bogoso	$—	$—	$86,056	$—
Wassa	—	—	106,917	—
Property plant and equipment, mining properties and intangible assets	—	—	192,973	—
Available for sale investments	—	—	2,947	6,972
	$—	$—	$195,920	$6,972
Property plant and equipment and Mine property
As at June 30, 2013, the carrying value of the net assets of the Company exceeded its market capitalization, which is an indicator of potential impairment. In addition, prior to the close of the quarter ended June 30, 2013, gold prices declined significantly and have subsequently remained at these lower levels. As a result, the Company assessed the recoverable amounts of each of its cash-generating units.
The recoverable amounts of the Company's mining properties and plant and equipment are determined based on each CGU's future after-tax cash flows expected to be derived from these mining properties and represent each CGU's fair value less costs of disposal (“FVLCOD”). The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. The gold prices used were based on consensus analyst pricing. Projected cash flows are discounted using a rate based on the Company's weighted average cost of capital which includes estimates for risk-free interest rates, market value of the Company's equity, market return on equity, share volatility, debt-to-equity financing ratio, inflation estimate and certain risks specific to the asset. Management's estimate of the FVLCOD is classified as Level 3 in the fair value hierarchy.
The projected cash flows are significantly affected by changes in assumptions for gold prices, future capital expenditures, production cost estimates and discount rates. If the gold price were to remain at the spot price for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for impairment testing.
Based on the impairment assessment performed by the Company on its CGUs which incorporated the aforementioned assumptions, the Company concluded that the carrying values of both of the Company's CGUs exceeded their respective FVLCOD. The Company recorded impairment charges of a $169.6 million, net of tax ($193.0 million before tax), for non-current assets. Also see Note 8 - Property, plant and equipment and mining properties.
Bogoso
During the second quarter of 2013, the Company suspended mining at Pampe, mainly due to pit-wall instability. As a result the $14.5 million carrying value of Pampe was written off. In response to the decline in gold prices the Company reviewed the mine plans and mining strategy for Bogoso. This included a review of the operating expenditures, development and sustaining capital expenditures and re-optimization of the mine plans. The discounted cash flows based on the revised life of mine plan are less than Bogoso's carrying value of $253.8 million resulting in an additional impairment charge of $36.4 million related to property, plant, equipment, $49.3 million related to mine property and $0.4 million related to the intangible asset.
Wassa
The projected cash flows from the re-optimized life of mine plan of Wassa were significantly lower than the projected cash flows expected at December 31, 2012, and due to the carrying amount of $172.8 million exceeding the discounted cash flows, an impairment charge of $106.9 million was recorded at June 30, 2013. The impairment charge comprised of $19.4 million related to property plant an equipment, and $87.5 million related to mine property.
Available for sale investments
Impairment of $2.9 million and $7.0 million for the nine months ended September 30, 2013 and 2012 respectively, relate to the significant drop in the quoted market price of TGM during the second quarter of 2013 and 2012.

22. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and quantitative factors.

	Africa
For the three months ended September 30,	Wassa	Bogoso	Other	South America	Corporate	Total
2013
Revenue	$59,465	$58,694	$—	$—	$—	$118,159
Mine operating expenses	35,657	46,878	—	—	—	82,535
Operating costs from metal inventory	444	2,401	—	—	—	2,845
Royalties	2,977	2,937	—	—	—	5,914
Cost of sales excluding depreciation and amortization	39,078	52,216	—	—	—	91,294
Depreciation and amortization	5,949	3,870	—	—	—	9,819
Mine operating margin	14,438	2,608	—	—	—	17,046
Income tax expense	4,631	—	—	—	—	4,631
Net income/(loss) attributable to non-controlling interest	2,061	(1,029)	—	—	—	1,032
Net income/(loss) attributable to Golden Star	$6,621	$1,872	$(156)	$(3)	$(4,827)	$3,507

Capital expenditures	$6,339	$17,112	$—	$—	$—	$23,451

2012
Revenue	$67,722	$65,775	$—	$—	$—	$133,497
Mine operating expenses	34,574	48,982	—	—	—	83,556
Operating costs to metal inventory	(1,431)	(3,169)	—	—	—	(4,600)
Royalties	3,391	3,292	—	—	—	6,683
Cost of sales excluding depreciation and amortization	36,534	49,105	—	—	—	85,639
Depreciation and amortization	19,122	5,369	—	—	—	24,491
Mine operating margin	12,066	11,301	—	—	—	23,367
Income tax expense	3,563	—	—	—	—	3,563
Net income/(loss) attributable to non-controlling interest	957	(172)	—	—	—	$785
Net income/(loss) attributable to Golden Star	$6,674	$8,946	$(480)	$13	$(35,211)	$(20,058)

Capital expenditures	$13,291	$14,256	$—	$131	$—	$27,678

	Africa
For the nine months ended September 30,	Wassa	Bogoso	Other	South America	Corporate	Total
2013
Revenue	$206,542	$165,220	$—	$—	$—	$371,762
Mine operating expenses	106,316	147,841	—	—	—	254,157
Operating costs from metal inventory	4,509	11,317	—	—	—	15,826
Royalties	10,342	8,266	—	—	—	18,608
Cost of sales excluding depreciation and amortization	121,167	167,424	—	—	—	288,591
Depreciation and amortization	35,441	14,852	—	—	—	50,293
Mine operating margin	49,934	(17,056)	—	—	—	32,878
Impairment charges	106,916	86,057	—	—	2,947	195,920
Income tax recovery	(10,813)	—	—	—	—	(10,813)
Net loss attributable to non-controlling interest	(2,466)	(13,428)	—	—	—	(15,894)
Net (loss)/income attributable to Golden Star	$(46,527)	$(100,464)	$(1,679)	$(136)	$31,490	$(117,316)

Capital expenditures	$24,936	$55,200	$218	$—	$—	$80,354

2012
Revenue	$194,897	$205,933	$—	$—	$—	$400,830
Mine operating expenses	109,839	149,679	—	—	—	259,518
Operating costs to metal inventory	(6,305)	(3,230)	—	—	—	(9,535)
Royalties	9,764	10,304	—	—	—	20,068
Cost of sales excluding depreciation and amortization	113,298	156,753	—	—	—	270,051
Depreciation and amortization	47,496	15,682	—	—	—	63,178
Mine Operating margin	34,103	33,498	—	—	—	67,601
Impairment charges	—	—	—	—	6,972	6,972
Income tax expense	20,515	—	—	—	—	20,515
Net income attributable to non-controlling interest	2,447	66	—	—	—	2,513
Net income/(loss) attributable to Golden Star	$11,985	$30,608	$(2,195)	$56	$(47,602)	$(7,148)

Capital expenditures	$32,109	$45,382	$—	$455	$4	$77,950

	Africa
	Wassa	Bogoso	Other	South America	Corporate	Total
September 30, 2013
Total assets	$124,384	$283,775	$917	$—	$36,731	$445,807

December 31, 2012
Total assets	$245,997	$349,616	$4,289	$—	$56,394	$656,296

23. SUPPLEMENTAL CASH FLOW INFORMATION
During the nine months ended September 30, 2013, $13.1 million was paid for income taxes (nine months ended September 30, 2012 - $0.2 million). The Company paid $4.0 million for interest during the nine months ended September 30, 2013 (nine months ended September 30, 2012 - $5.7 million).
Changes in working capital for the three and nine months ended September 30, 2013 and 2012 are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Decrease/(increase) in accounts receivable	$6,396	$2,928	$5,718	$1,964
Decrease/(increase) in inventories	3,905	(3,546)	12,535	(7,705)
(Increase)/decrease in prepaids and other	(495)	(2,792)	1,356	(4,144)
(Decrease)/increase in accounts payable and accrued liabilities	(2,432)	(2,706)	5,348	(8,231)
(Decrease)/increase in current tax liability	(43)	—	9,229	(197)
Total changes in working capital	$7,331	$(6,116)	$34,186	$(18,313)
24 . FIRST-TIME ADOPTION OF IFRS
The Company's annual consolidated financial statements for the year-ending December 31, 2013 will be the first annual financial statements prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"), requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2012 (the “Transition Date”). IFRS 1 also requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2013. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its consolidated financial statements in accordance with US GAAP.
In preparing the Company's opening IFRS consolidated balance sheet as of January 1, 2012, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with US GAAP.
OPTIONAL EXEMPTIONS:
The IFRS 1 applicable exemptions and exceptions applied in the conversion from US GAAP to IFRS are as follows:
Business Combinations
The Company elected not to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.
Deemed Costs
As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2012, the Company applied the fair value as deemed cost exemption to mineral reserves, as well as certain buildings and major machinery and equipment associated with the Bogoso mine site.
Share Based Compensation
The Company elected not to retrospectively apply IFRS 2 Share Based Payments ("IFRS 2") to equity instruments that were granted and had vested before January 1, 2009. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at January 1, 2009.
Compound Financial Instruments
The Company elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.
Borrowing Costs
The Company elected to apply the transitional provisions of IAS 23 Borrowing Costs which permits prospective capitalization of borrowing costs on qualifying assets from the date of transition to IFRS.

Cumulative Translation Differences
The Company elected, under IFRS 1, to reset to zero historical cumulative translation differences for all foreign operations at the date of transition to IFRS. Future gains or losses on subsequent disposal of any foreign operations will exclude translation differences arising prior to the date of transition to IFRS.
MANDATORY EXCEPTIONS:
Derecognition of Financial Assets and Liabilities
The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") prospectively from the date of transition to IFRS. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the date of transition to IFRS in accordance with US GAAP have not been reviewed for compliance with IAS 39.
Estimates
The estimates previously made by the Company under US GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise its estimates.
Certain Aspects of Accounting for Non-Controlling Interests
The Company has applied the requirements of IAS 27 Consolidated and Separate Financial Statements prospectively from the date of transition to IFRS for total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance, accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control and accounting for a loss of control over a subsidiary.
RECONCILIATION FROM US GAAP TO IFRS
IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made to the balance sheet and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT JANUARY 1, 2012:

	US GAAP						IFRS
	As of January 1, 2012		Notes		Adjustments		As of January 1, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$103,644				$—		$103,644
Accounts receivable	10,077				—		10,077
Inventories	74,297		(a)		(157)		74,140
Available for sale investments	1,416				—		1,416
Prepaids and other	8,522				—		8,522
Total Current Assets	197,956				(157)		197,799
RESTRICTED CASH	1,273				—		1,273
PROPERTY, PLANT AND EQUIPMENT	252,131		(j)		(73,600)		178,531
MINING PROPERTIES	270,157		(b)(c)(j)		(38,082)		232,075
EXPLORATION AND EVALUATION ASSETS	—		(d)		16,730		16,730
INTANGIBLE ASSETS	5,266		(j)		(2,507)		2,759
OTHER ASSETS	895				—		895
Total Assets	$727,678				$(97,616)		$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$92,088				$—		$92,088
Current portion of rehabilitation provisions	8,996				—		8,996
Current tax liability	197				—		197
Current portion of long-term debt	128,459				—		128,459
Total Current Liabilities	229,740				—		229,740
LONG TERM DEBT	10,759				—		10,759
REHABILITATION PROVISIONS	24,884		(c)		29,431		54,315
DEFERRED TAX LIABILITY	23,993	23,993	(f)	23,993	3,582	23,993	27,575
Total Liabilities	289,376				33,013		322,389

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—				—		—
Common shares, without par value, unlimited shares authorized	693,899				—		693,899
CONTRIBUTED SURPLUS	19,815		(g)		719		20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,978				—		1,978
DEFICIT	(276,112)				(117,726)		(393,838)
Total Golden Star Equity	439,580				(117,007)		322,573
NON-CONTROLLING INTEREST	(1,278)		(h)		(13,622)		(14,900)
Total Equity	438,302				(130,629)		307,673
Total Liabilities and Shareholders' Equity	$727,678				$(97,616)		$630,062

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2012:

	US GAAP			IFRS
	As of September 30, 2012	Notes	Adjustments	As of September 30, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$106,322		$—	$106,322
Accounts receivable	8,113		—	8,113
Inventories	91,876	(a)	(7,433)	84,443
Available for sale investments	17,817		—	17,817
Prepaids and other	10,678		—	10,678
Total Current Assets	234,806		(7,433)	227,373
RESTRICTED CASH	2,028		—	2,028
PROPERTY, PLANT AND EQUIPMENT	256,338	(j)	(70,376)	185,962
MINING PROPERTIES	252,496	(b)(c)(j)	(15,102)	237,394
EXPLORATION AND EVALUATION ASSETS	—	(d)	17,289	17,289
INTANGIBLE ASSETS	3,685	(j)	(1,862)	1,823
Total Assets	$749,353		$(77,484)	$671,869

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$82,810		$—	$82,810
Current portion of rehabilitation provisions	7,886		—	7,886
Current portion of long term debt	51,270		—	51,270
Total Current Liabilities	141,966		—	141,966
LONG TERM DEBT	116,642		—	116,642
REHABILITATION PROVISIONS	22,716	(c)	27,754	50,470
DEFERRED TAX LIABILITY	43,457	(f)	4,633	48,090
Total Liabilities	324,781		32,387	357,168

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized, No shares issued and outstanding	—		—	—
Common shares, without par value, unlimited shares authorized	694,480		—	694,480
CONTRIBUTED SURPLUS	23,903	(g)	1,012	24,915
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,707	(e)	6,972	8,679
DEFICIT	(294,722)		(106,264)	(400,986)
Total Golden Star Equity	425,368		(98,280)	327,088
NON-CONTROLLING INTEREST	(796)	(h)	(11,591)	(12,387)
Total Equity	424,572		(109,871)	314,701
Total Liabilities and Shareholders' Equity	$749,353		$(77,484)	$671,869

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2012:

	US GAAP			IFRS
	As of December 31, 2012	Notes	Adjustments	As of December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$78,884		$—	$78,884
Accounts receivable	11,896		—	11,896
Inventories	90,212	(a)	(7,232)	82,980
Available for sale investments	15,034		—	15,034
Prepaids and other	11,266		—	11,266
Total Current Assets	207,292		(7,232)	200,060
RESTRICTED CASH	2,028		—	2,028
PROPERTY, PLANT AND EQUIPMENT	260,986	(j)	(69,213)	191,773
MINING PROPERTIES	252,176	(b)(c)(j)	(2,349)	249,827
EXPLORATION AND EVALUATION ASSETS	—	(d)	10,862	10,862
INTANGIBLE ASSETS	3,159	(j)	(1,648)	1,511
DEFERRED TAX ASSETS	235		—	235
Total Assets	$725,876		$(69,580)	$656,296

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$101,760		$—	$101,760
Current portion of rehabilitation provisions	9,943	(c)	(222)	9,721
Current tax liability	12,393		—	12,393
Current portion of long term debt	6,968		—	6,968
Total Current Liabilities	131,064		(222)	130,842
LONG TERM DEBT	110,507		—	110,507
REHABILITATION PROVISIONS	24,170	(c)	29,428	53,598
DEFERRED TAX LIABILITY	28,650	(f)	4,522	33,172
Total Liabilities	294,391		33,728	328,119

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized, No shares issued and outstanding	—		—	—
Common shares, without par value, unlimited shares authorized, No shares issued and outstanding	694,652		—	694,652
CONTRIBUTED SURPLUS	25,154	(g)	1,150	26,304
ACCUMULATED OTHER COMPREHENSIVE INCOME	(716)	(e)	6,972	6,256
DEFICIT	(285,602)		(101,050)	(386,652)
Total Golden Star Equity	433,488		(92,928)	340,560
NON-CONTROLLING INTEREST	(2,003)	(h)	(10,380)	(12,383)
Total Equity	431,485		(103,308)	328,177
Total Liabilities and Shareholders' Equity	$725,876		$(69,580)	$656,296

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012:

	US GAAP				IFRS
	For the three months ended				For the three months ended

	September 30, 2012	Notes	Adjustments		September 30, 2012

Revenue	$133,497		$—		$133,497
Cost of sales excluding depreciation and amortization	95,067	(a)(b)(c)(i)	(9,428)		85,639
Depreciation and amortization	25,832	(j)	(1,341)		24,491
Mine operating margin	12,598		10,769		23,367

Other expenses/(income)
Exploration expense	583	(d)	(155)		428
General and administrative	4,606	(g)	(53)		4,553
Property holding costs	1,617		—		1,617
Finance expense, net	2,327	(i)	160		2,487
Other income	(63)		—		(63)
Loss on fair value of convertible debentures	30,055		—		30,055
Income/(loss) before income tax	(26,527)		10,817		(15,710)
Income tax expense	4,002	(f)	(439)		3,563
Net income/(loss)	$(30,529)		$11,256		$(19,273)
Net income attributable to non-controlling interest	(322)	(h)	1,107	805	785
Net income/(loss) attributable to Golden Star shareholders	$(30,207)		$10,149		$(20,058)

Net income/(loss) attributable to Golden Star shareholders
Basic and diluted	$(0.12)				$(0.08)
Weighted average shares outstanding (millions)	258.9				258.9
Weighted average number of diluted shares (millions)	258.9				258.9

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$(30,529)		$11,256		$(19,273)
Unrealized gain/(loss) on investments net of taxes	8,679		—		8,679
Comprehensive income/(loss)	$(21,850)		$11,256		$(10,594)

Comprehensive income attributable to non-controlling interest	(322)		1,107		785
Comprehensive income/(loss) attributable to Golden Star shareholders	$(21,528)		$10,149		$(11,379)

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012:

	US GAAP				IFRS
	For the nine months ended				For the nine months ended

	September 30, 2012	Notes	Adjustments		September 30, 2012

Revenue	$400,830		$—		$400,830
Cost of sales excluding depreciation and amortization	284,929	(a)(b)(c)(i)	(14,878)		270,051
Depreciation and amortization	69,985	(j)	(6,807)		63,178
Mine operating margin	45,916		21,685		67,601

Other expenses/(income)
Exploration expense	2,674	(d)	(557)		2,117
General and administrative	16,091	(g)	292		16,383
Property holding costs	5,027		—		5,027
Finance expense, net	10,681	(i)	435		11,116
Other income	(22,148)		—		(22,148)
Loss on fair value of convertible debentures	32,092		—		32,092
Derivative mark-to-market (gain)/loss	162		—		162
Impairment charges	—	(e)	6,972		6,972
Income/(loss) before income tax	1,337		14,543		15,880
Income tax expense	19,464	(f)	1,051		20,515
Net income/(loss)	$(18,127)		$13,492		$(4,635)
Net income attributable to non-controlling interest	483	(h)	2,030	$805	2,513
Net income/(loss) attributable to Golden Star shareholders	$(18,610)		$11,462		$(7,148)

Net income/(loss) attributable to Golden Star shareholders
Basic and diluted	$(0.07)				$(0.03)
Weighted average shares outstanding (millions)	258.8				258.8
Weighted average number of diluted shares (millions)	258.8				258.8

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$(18,127)		$13,492		$(4,635)
Unrealized gain/(loss) on investments net of taxes	(271)		—		(271)
Transferred to net income/(loss), net of taxes	—	(e)	6,972		6,972
Comprehensive income/(loss)	$(18,398)		$20,464		$2,066

Comprehensive income attributable to non-controlling interest	483		2,030		2,513
Comprehensive income/(loss) attributable to Golden Star shareholders	$(18,881)		$18,434		$(447)

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2012:

	US GAAP			IFRS
	For the year ended			For the year ended

	December 31, 2012	Notes	Adjustments	December 31, 2012

Revenue	$550,540		$—	$550,540
Cost of sales excluding depreciation and amortization	398,781	(a)(b)(c)(i)	(25,238)	373,543
Depreciation and amortization	98,837	(j)	(9,484)	89,353
Mine operating margin	52,922		34,722	87,644

Other expenses/(income)
Exploration expense	3,505	(d)	(716)	2,789
General and administrative	23,674	(g)	431	24,105
Property holding costs	9,862		—	9,862
Finance expense, net	13,100	(i)	25	13,125
Other income	(390)		—	(390)
Loss on fair value of convertible debentures	27,985		—	27,985
Impairment charges	—	(e)	6,972	6,972
Derivative mark-to-market losses	162		—	162
Gain on sale of investments	(31,577)	(d)	7,153	(24,424)
Income/(loss) before income tax	6,601		20,857	27,458
Income tax expense	16,816	(f)	940	17,756
Net income/(loss)	$(10,215)		$19,917	$9,702
Net income/(loss) attributable to non-controlling interest	(725)	(h)	3,241	2,516
Net income/(loss) attributable to Golden Star shareholders	$(9,490)		$16,676	$7,186

Net income/(loss) attributable to Golden Star shareholders
Basic and diluted	$(0.04)			$0.03
Weighted average shares outstanding (millions)	258.9			258.9
Weighted average number of diluted shares (millions)	258.9			258.9

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$(10,215)		$19,917	$9,702
Unrealized gain/(loss) on investments net of taxes	(2,694)		—	(2,694)
Transferred to net income/(loss), net of taxes	—	(e)	6,972	6,972
Comprehensive income/(loss)	$(12,909)		$26,889	$13,980

Comprehensive income/(loss) attributable to non-controlling interest	(725)		3,241	2,516
Comprehensive income/(loss) attributable to Golden Star shareholders	$(12,184)		$23,648	$11,464

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012:

	US GAAP			IFRS
	For the three months ended			For the three months ended

	September 30, 2012	Notes	Adjustments	September 30, 2012

Cash Flows from Operations	$24,312	(b)(d)	$8,602	$32,914
Cash Flows from Investing	(16,887)	(b)(d)	(8,602)	(25,489)
Cash Flows from Financing	(6,832)		—	(6,832)
Change in Cash	$593		$—	$593

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012:

	US GAAP			IFRS
	For the nine months ended			For the nine months ended

	September 30, 2012	Notes	Adjustments	September 30, 2012

Cash Flows from Operations	$59,766	(b)(d)	$19,392	$79,158
Cash Flows from Investing	(53,312)	(b)(d)	(19,392)	(72,704)
Cash Flows from Financing	(3,776)		—	(3,776)
Change in Cash	$2,678		$—	$2,678

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012:

	US GAAP			IFRS
	For the year ended			For the year ended

	December 31, 2012	Notes	Adjustments	December 31, 2012

Cash Flows from Operations	$94,290	(b)(d)	$28,804	$123,094
Cash Flows from Investing	(69,054)	(b)(d)	(28,804)	(97,858)
Cash Flows from Financing	(49,996)		—	(49,996)
Change in Cash	$(24,760)		$—	$(24,760)

Notes to IFRS Financial Statements:

(a)
In-Process inventory - Costs that qualify as betterment stripping are capitalized as Mining Properties under IFRS, but were included within inventory and expensed for US GAAP. As a result, the amount of waste mining costs expensed and included within in-process metal inventory is higher under US GAAP than under IFRS.

(b)
Deferred Stripping - Under IFRS, expenditures for stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) are capitalized and subsequently amortized on a units-of-production basis over the mineral reserves that directly benefit from the specific waste stripping activity if it is probable that future economic benefits will flow to the Company, the component of the mineral body for which access is improved and the costs of the improved access can be reliably measured. US GAAP has no provision for capitalization of betterment stripping costs. Thus in periods where betterment stripping occurs, operating costs are higher under US GAAP since all waste costs are expensed. The amounts of capitalized betterment stripping are shown in the table immediately below and are included in the Mining Properties totals shown in the IFRS consolidated balance sheets as well as in the cash flow from investing section of the consolidated statement of cash flows.

Costs of betterment stripping capitalized under IFRS:

	Wassa	Bogoso	TOTAL
Balance as of January 1, 2012	$—	$—	$—
Additions in the three months ended March 31, 2012	—	4,109	4,109
Additions in the three months ended June 30, 2012	—	6,277	6,277
Additions in the three months ended September 30, 2012	—	8,448	8,448
Additions in the three months ended December 31, 2012	—	9,253	9,253
Balance as of December 31, 2012	$—	$28,087	$28,087
It is expected that Bogoso's deferred betterment stripping costs are to be amortized between 2013 and 2015.

(c)
The Company's forecasted amounts of future environmental, reclamation and closure costs are the same under US GAAP and IFRS. However, differences exist in determining the discount rate to be applied to the future costs. Under US GAAP, estimated liabilities for future reclamation and closure costs of each period's new environmental disturbances are discounted at the prevailing discount rates in effect during the period, based on the Company's credit-adjusted risk free rate, of the new disturbance. Once the discount rate is applied, they are not revised in subsequent periods. This in effect creates layers of liability for new disturbances incurred in each time period. Under IFRS, at the end of each period, all estimated future cash costs for existing disturbances are discounted using the current risk free rate at the end of each period.

(d)
Under US GAAP, mineral property acquisition costs are capitalized. Pre-acquisition costs and subsequent exploration, mine development and direct general and administrative costs are expensed as incurred until such time as a feasibility study shows that the mineral property is economically viable. Following completion of a viable feasibility study all subsequent exploration, development and direct general and administrative costs are capitalized. For IFRS purposes, when it is determined that a mining property has the potential to be economical, subsequent exploration expenditures are capitalized. In each subsequent period, under IFRS, the exploration, engineering, development, financial and market information for each exploration project is reviewed by management to determine if such capitalized exploration and evaluation assets are impaired. If found impaired, the exploration asset's cost basis is reduced in accordance with IFRS provisions. Amounts written off in the current year under IFRS, which have previously been expensed under US GAAP, result in an adjustment when reconciling net income for the year.

Exploration and evaluation assets IFRS - Consolidated capitalized expenditures on our exploration projects were as follows:

	Exploration & Evaluation Assets as of January 1, 2012	Capitalized Exploration Expenditures	Transfer to Mining Properties	Impairment Charges	Other	Exploration & Evaluation Assets as of September 30, 2012
AFRICAN PROJECTS
Ghana	$10,619	$103	$—	$—	$—	$10,722
Sonfon - Sierra Leone	3,942	278	—	—	—	4,220
Other Africa	1,018	—	—	—	—	1,018
SOUTH AMERICAN PROJECTS
Saramacca - Suriname	1,151	178	—	—	—	1,329
Total	$16,730	$559	$—	$—	$—	$17,289

	Exploration & Evaluation Assets as of January 1, 2012	Capitalized Exploration Expenditures	Transfer to Mining Properties	Impairment Charges	Other	Exploration & Evaluation Assets as of December 31, 2012
AFRICAN PROJECTS
Ghana	$10,619	$105	$—	$(880)	$—	$9,844
Sonfon - Sierra Leone	3,942	341	—	(4,283)	—	—
Other Africa	1,018	—	—	—	—	1,018
SOUTH AMERICAN PROJECTS
Saramacca - Suriname	1,151	271	—	—	(1,422)	—
Total	$16,730	$717	$—	$(5,163)	$(1,422)	$10,862

(e)
Impairments of equity instruments - Under US GAAP impairment is recognized if the decline in equity instruments is considered other than temporary. Under IFRS an impairment loss is recognized if there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. During the second quarter of 2012 there was a significant decline in the fair value of the the equity instruments held in TGM (formally Riverstone Resources Inc). An impairment loss of $7.0 million was recognized in net income for the nine months ended September 30, 2012 and for the year ended December 31, 2012.

(f)
Income tax - The application of US GAAP and IFRS tax accounting is the same for the Company. The differences in the income tax liability and expenses arise from the changes in reported pre-tax income or loss under the different GAAPs as well as the differing treatment of various assets and liabilities.

(g)
Shareholders' Equity - Differences in Contributed Surplus reflect differences in stock option expense recognition. Under US GAAP, the expense for a grant is recognized evenly over the vesting period of the grant. Under IFRS we expense each tranche of a grant evenly over that tranche's vesting period. This change in expense recognition has decreased the share-based compensation by $0.05 million for the three months ended September 30, 2012, and increased the share-based compensation by $0.3 million for the nine months ended September 30, 2012. The impact to share-based compensation for the year ended December 31, 2012 was an increase of $0.4 million.

(h)
Non-controlling interest - The application of non-controlling interest accounting is the same under US GAAP and IFRS. The difference in the recognized equity account and related expense arise from the changes in reported income or loss under the different GAAPs.

(i)
Accretion of rehabilitation provisions - Under US GAAP the accretion of the rehabilitation provisions was recorded as part of cost of sales. Under IFRS the accretion is included in finance expense. This reclassification has resulted in an increase in finance expense and a reduction in cost of sales of $0.2 million and $0.4 million in the three month and nine months ended September 30, 2012 respectively and $0.03 million in the year ended December 31, 2012.

(j)
As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2012, the Company applied the fair value as deemed cost exemption to mineral reserves, as well as certain major machinery and equipment related to the Bogoso mine site. The fair value report prepared on these items as of January 1, 2012 determined a fair value of $215.9 million which resulted in a decrease of $148.5 million as compared to the carrying amount of such assets under US GAAP, which was recognized against retained earnings in the opening balance sheet under IFRS.